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UNITED STATES	OMB Number: 3235-0058
SECURITIES AND EXCHANGE COMMISSION	Expires: April 30, 2009
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FORM 12B-25
SEC FILE NUMBER 000-27437
NOTIFICATION OF LATE FILING
CUSIP NUMBER 69912C 10 5

(Check One): |  | Form 10-K   |  | Form 20-F   |  | Form 11-k    |X| Form 10-Q   |  | Form 10-D   |  | Form N-SAR  | | Form N-CSR

For Period Ended: March 31, 2006

Transition Report on Form 10-K

Transition Report on Form 20-F

Transition Report on Form 11-K

Transition Report on Form 10-Q

Transition Report on Form N-SAR

For the Transition Period Ended: ______________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

______________________________________________________________________________________

PART I — REGISTRANT INFORMATION

Paragon Financial Corporation
Full Name of Registrant

Former Name if Applicable

6330 S. Sandhill Road, Suite 6
Address of Principal Executive Office (Street Number)

Las Vegas, NV 89120
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ X ]

(a)

The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Qor subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)

The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

We continue reviewing issues surrounding certain representations and warranties of Consumer Direct of America and Shearson Home Loans contained in the exchange agreement between Consumer Direct of America, Shearson Home Loans and us as noted in Part I of our Form 10-K for the year ended December 31, 2005. We hope to have the issues resolved within the extension period and file our Form 10-Q for the period ended March 31, 2006 shortly thereafter, but there can be no guarantee that we will be able to accomplish this within a reasonable amount of time.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV--OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification

Paul K. Danner	(702)	868-7900
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

|X| Yes     |   | No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  |  | Yes     |X| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

PARAGON FINANCIAL CORPORATION
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 15, 2006	By: /S/ PAUL K. DANNER

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.